Exhibit 8.1

List of Significant Subsidiaries

Company	Place of Incorporation
Ceragon Networks, Inc.	New Jersey
Ceragon Networks AS	Norway
Ceragon Networks (India) Private Limited	India
Ceragon Networks S.A. de CV	Mexico